                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A3
                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934

                        AEGIS COMMUNICATIONS GROUP, INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    00760B105

                                 (CUSIP Number)


                                Robert D. Denious
                                4000 Town Center
                                    Suite 530
                              Southfield, MI 48075
                               Tel: (248) 213-2200

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  March 1, 2001
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /.

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               QUESTOR PARTNERS FUND II, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

3    SEC USE ONLY                                                            / /

4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

               7     SOLE VOTING POWER
NUMBER OF
                         50,218,206
SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON WITH
               8     SHARED VOTING POWER
                         36,940,659

               9     SOLE DISPOSITIVE POWER
                         50,218,206

               10    SHARED DISPOSITIVE POWER
                         36,940,659

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         87,158,865

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                 / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         72.5%

14   TYPE OF REPORTING PERSON*

                         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
               RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                    SCHEDULE, AND THE SIGNATURE ATTESTATION.

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               QUESTOR SIDE-BY-SIDE PARTNERS, II, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

3    SEC USE ONLY                                                            / /

4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

               7     SOLE VOTING POWER
NUMBER OF
                          1,919,381
SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON WITH
               8     SHARED VOTING POWER
                         85,239,484

               9     SOLE DISPOSITIVE POWER
                          1,919,381

               10    SHARED DISPOSITIVE POWER
                         85,239,484

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         87,158,865

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                 / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         72.5%

14   TYPE OF REPORTING PERSON*

                         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
               RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                    SCHEDULE, AND THE SIGNATURE ATTESTATION.

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1), L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

3    SEC USE ONLY                                                            / /

4    SOURCE OF FUNDS*

          00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE

               7     SOLE VOTING POWER
NUMBER OF
                            775,689
SHARES

BENEFICIALLY

OWNED BY

EACH

REPORTING

PERSON WITH
               8     SHARED VOTING POWER
                         86,383,176

               9     SOLE DISPOSITIVE POWER
                            775,689

               10    SHARED DISPOSITIVE POWER
                         86,383,176

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         87,158,865


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                 / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         72.5%

14   TYPE OF REPORTING PERSON*

                         PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
               RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                    SCHEDULE, AND THE SIGNATURE ATTESTATION.




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
ITEM 1. SECURITY AND ISSUER

         This Amendment No. 3 to the Statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on December 20, 1999 (as so amended, the "Statement") is filed with respect to the Common Stock, par value $0.01 per share (the "Common Stock"), of Aegis Communications Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 7880 Bent Branch Drive, Suite 150, Irving, Texas 75063.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and supplemented by adding the following thereto:

         It is expected that the potential purchases of Common Stock described in Item 4 would be made using cash funds provided by Questor Partners Fund II, L.P., a Delaware limited partnership ("Questor Partners II"), Questor Side-by-Side Partners II, L.P., a Delaware limited partnership ("Questor SBS II"), and Questor Side-by-Side Partners II 3(c)(1), L.P., a Delaware limited partnership ("Questor 3(c)(1)", and, together with Questor Partners II and Questor SBS II, the "Filing Persons").

ITEM 4. PURPOSE OF THE TRANSACTION

         Item 4 is hereby amended and supplemented by adding the following thereto:

         On March 1, 2001, Questor Management Company, LLC ("Questor Management"), which conducts the day-to-day management of the Filing Persons, delivered to the Board of Directors of the Company a letter, dated March 1, 2001 (the "Proposal Letter"), in which Questor Partners II and certain affiliated funds ("Questor") together with certain other principal stockholders (together, the "Acquisition Group") of the Company offered to purchase all of the outstanding public shares of Common Stock not already owned by the Acquisition Group for cash consideration of $1.00 per share. Thayer Equity Investors III, L.P. and certain affiliated funds are part of the Acquisition Group, and it is expected that certain other significant stockholders will also be members.

         Questor anticipates that upon completion of the proposed transaction, it would seek to cause the Company to be delisted from trading on the NASDAQ bulletin board and to cause deregistration of the Common Stock with the Securities and Exchange Commission.

         The proposal letter is attached to this Amendment No. 3 as Exhibit 1 and is incorporated into this Amendment No. 3 by reference in its entirety, and the description of the proposal letter herein is qualified in its entirety by reference thereto. On March 2, 2001, the Company issued a press release relating to the events described above. The press release is attached to this Amendment No. 3 as Exhibit 2 and is incorporated into this Amendment No. 3 in its entirety.

         There can be no assurance that the Acquisition Group and the Company will enter into a definitive merger agreement or that any of the conditions to the consummation of the transaction contemplated by such a merger agreement will be satisfied in a timely manner or at all or that the Acquisition Group will be able to negotiate satisfactory stockholder arrangements among themselves.




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
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 (a) is hereby amended and restated in its entirety as follows:

         (a) As of March 5, 2001, the Questor Entities and the Questor Directors may be deemed to own beneficially (i) 52,913,276 shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred owned by the Filing Persons into Common Stock, subject to adjustment as provided in the Series F Certificate and (ii) 34,245,589 shares of Common Stock beneficially owned by Thayer as of such date (Thayer's ownership being based on advice received from Thayer).

         Questor Partners II is the direct beneficial owner of 44,368.849 shares of the Series F Preferred, which are convertible into 50,218,206 shares of Common Stock as of March 5, 2001. Questor SBS II is the direct beneficial owner of 1,695.814 shares of Series F Preferred, which are convertible into 1,919,381 shares of Common Stock as of March 5, 2001. Questor 3(c)(1) is the direct beneficial owner of 685.337 shares of Series F Preferred, which are convertible into 775,689 shares of Common Stock as of March 5, 2001.

         The holders of the Series F Preferred have the right to convert such shares at any time prior to December 10, 2007, at the holder's option, into shares of Common Stock at a conversion price in effect at the time of conversion (the "Conversion Price"). There is an automatic $0.005 reduction in the Conversion Price per year for each of the first eight years after December 10, 1999. The Conversion Price is also subject to adjustment from time to time in the event of stock dividends or splits, the issuance of options, rights or warrants with exercise prices below the fair market value of the Common Stock, reclassifications, reorganizations, mergers, sales of assets or other events that would otherwise dilute the number of shares into which the Series F Preferred are convertible. If not already converted, the Series F Preferred will be automatically converted into shares of Common Stock on December 10, 2007. As of March 5, 2001, the Conversion Price was approximately $0.995. The maximum number of shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred into Common Stock is 52,913,276 as of March 5, 2001. Taking into account all of the automatic reductions in the Conversion Price that would take effect by December 10, 2007, but assuming no other potential adjustments to the Conversion Price or the investment value of the Series F Preferred, the maximum number of shares of Common Stock issuable upon conversion of the 46,750 shares of Series F Preferred into Common Stock is 54,777,473 as of March 5, 2001. The Series F Preferred is entitled to receive dividends at the rate of 9.626% per annum. To the extent that dividends are not paid on any March 31, June 30, September 30 or December 31 of any year, all such amounts are added to the investment value of such shares.

         The Questor Entities may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by the Filing Persons. The Questor Entities and Thayer may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by Thayer and the Common Stock that is beneficially owned by the Filing Persons as a result of the Filing Persons and Thayer being parties to the Stockholders Agreement (as defined in Item 4 above) and as a result of Questor and Thayer Equity Investors III, L.P. and certain affiliated funds being members of the Acquisition Group described in
Item 4 above. As a result, the Common Stock reported as beneficially owned by Thayer may be deemed to be beneficially owned by the Questor Entities and the Questor Directors. In light of the foregoing, based on the number of shares of Common Stock reported as outstanding by the Company in the Company's Report on Form 10-Q for the quarter ended September 30, 2000, the Questor Entities and the Questor Directors may be deemed to own beneficially 72.5% of the Common Stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.


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
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby amended and supplemented by adding the following thereto:

         Questor and Thayer Equity Investors III, L.P. and certain affiliated funds are members of the Acquisition Group described in Item 4 above. It is expected that certain other significant stockholders will also be members of the Acquisition Group.

ITEM  7. MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby amended and supplemented by adding the following thereto:

         1. Proposal Letter, dated March 1, 2001, from Questor to the Board of Directors of Aegis Communications Group, Inc.

         2. Press Release, dated March 2, 2001, of Aegis Communications Group, Inc.

         3.       Joint Filing Agreement.




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
                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 2001

                                  QUESTOR PARTNERS FUND II, L.P.
                                  a Delaware limited partnership

                                  By: Questor General Partner II, L.P.
                                       its General Partner
                                  By: Questor Principals II, Inc.
                                       its General Partner

                                  By:      /s/ Robert D. Denious
                                      ------------------------------------------



                                  QUESTOR SIDE-BY-SIDE PARTNERS II, L.P.
                                  a Delaware limited partnership

                                  By:  Questor Principals II, Inc.

                                  By:      /s/ Robert D. Denious
                                      ------------------------------------------



                                  QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1), L.P. a Delaware limited partnership

                                  By: Questor Principals II, Inc.

                                  By:      /s/ Robert D. Denious
                                      ------------------------------------------




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
                                INDEX OF EXHIBITS


1. Proposal Letter, dated March 1, 2001, from Questor to the Board of the Directors of Aegis Communications Group, Inc.

2.       Press Release, dated March 2, 2001, of Aegis Communications Group, Inc.

3.       Joint Filing Agreement.




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